Exhibit 99.(xxi)

Addendum to Management Agreement between

Lord Abbett Investment Trust

and

Lord, Abbett & Co. LLC

Dated: December 14, 2007 (the “Addendum”)

Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (the “Trust”), on behalf of its Lord Abbett Short Duration Income Fund (the “Fund”) (formerly the Lord Abbett Limited Duration U.S. Government & Government Sponsored Enterprises Fund), do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the management agreement dated October 20, 1993 (“Management Agreement”), shall be as follows: 0.35 of 1% of the first $1 billion of the Fund’s average daily net assets; 0.30 of 1% of the next $1 billion of such assets; and 0.25 of 1% of such assets in excess of $2 billion.

For purposes of Section 15(a) of the Act, this Addendum, together with the Management Agreement and addenda thereto insofar as they have not been superseded, shall together constitute the investment advisory contract of the Trust.

LORD, ABBETT & CO. LLC

BY:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

LORD ABBETT INVESTMENT TRUST

BY:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Vice President and Assistant Secretary